Exhibit 99.1

Q&K Announces Issuance of Notes and Warrants and Initial Payment of Acquisition Price

SHANGHAI, China, July 31, 2020 — Q&K International Group Limited (“Q&K” or the “Company”) (NASDAQ: QK) announced today that, in relation to the previously announced subscription of the Company’s convertible notes, the Company has issued series 1 and series 2 convertible notes in the aggregate principal amount of US$30.050 million at par (the “Notes”) and warrants to purchase 104,871 ADSs (the “Warrants”) pursuant to convertible note and warrant purchase agreements dated July 22, 2020 to certain investors. The investors are non-U.S. persons, and these transactions are offshore transactions exempt from registration with the U.S. SEC under Regulation S of the United States Securities Act of 1933, as amended (the “Securities Act”).

The Notes will be convertible at the conversion price, at the option of a holder, into the Company’s American depositary shares (“ADSs”). The conversion price per ADS is US$11.2508 or, if certain ADS offerings are conducted, 80% of the issue price of such ADS offerings, subject to adjustments upon the occurrence of certain specified dilutive events. A holder may convert its Notes at any time on and after the 41st day after the issue date and prior to the maturity date of July 29, 2024. A holder may require the Company to redeem its Note at the specified fundamental change repurchase price, which includes a premium, upon the occurrence of a fundamental change, including a change of control of the Company. The Company may require the holder to mandatorily convert its Notes upon the occurrence of a mandatory conversion event. Series 1 of the Notes bear interest of 7.5% per annum payable in cash annually and another 7.5% per annum payable in cash on the maturity date or, in the event of a conversion, on the conversion date in ADSs calculated at the conversion price. Series 2 of the Notes bear interest of 3.5% per annum payable in cash annually and another 13.5% per annum payable in cash on the maturity date or, in the event of a conversion, on the conversion date in ADSs calculated at the conversion price.

The Warrants expire on July 29, 2025 and have an exercise price of US$11.4618 per ADS, subject to certain adjustments upon the occurrence of certain dilutive events.

Under the purchase agreement, the Company has also granted an investor the option to subscribe to up to US$70 million in aggregate principal amount of additional 4-year series 1 or series 2 Notes at par within 24 months of July 29, 2020. In addition to the Warrants, the Company will issue to the holder of the Notes warrants to subscribe to ADSs on each anniversary date of the Notes based on the principal amount of the Notes outstanding as of such anniversary date. Each of the warrants expire five years after its respective issue date and has an exercise price equivalent to 110% of the VWAP of the ADSs over the 60 trading days preceding the date of issuance of each warrant, subject to certain adjustments upon the occurrence of certain dilutive events.

The Notes, the ADSs deliverable upon conversion of the Notes or exercise of the Warrants and the ordinary shares represented thereby, have not been registered under the Securities Act or any state securities laws and are subject to restrictions on transferability and resale. They may not be transferred or resold absent registration or an applicable exemption from registration as permitted under the Securities Act and other applicable securities laws.

In addition, pursuant to the agreements each dated July 22, 2020 entered into by the Company and a rental service company and its affiliates (the “Transferor”) for the acquisition of certain lease contracts and other related assets previously announced, the Company paid US$5.8 million to the Transferor to settle the first installment of the consideration on July 29, 2020, which is financed by the proceeds of the Notes issuance. The remaining consideration for the acquisition, which consists of US$23.2 million in cash and 128.6 million class A ordinary shares of the Company (the “Acquisition Consideration Shares”), subject to adjustments based on terms and conditions set forth in the agreements, will be payable in installments upon reaching certain milestones linked to the transfer of lease contracts and other related assets. The Company will also issue in installments, to a third-party contractor that manages the rental units as previously announced, up to 111.2 million class A ordinary shares of the Company, subject to certain performance indicators and other terms and conditions set forth in the agreement (together with the Acquisition Consideration Shares, the “Consideration Shares”). The Consideration Shares are subject to lock-ups for certain periods.

It is expected that the issuance of the Consideration Shares will be exempted from registration under the Securities Act, pursuant to Regulation S under the Securities Act, and the shares issued may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release is not an offer to sell or purchase nor the solicitation of an offer to sell or purchase securities and shall not constitute an offer, solicitation or sale. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company or the selling security holder and that will contain detailed information about the Company and management, as well as financial statements.

About Q&K International Group Limited

Q&K International Group Limited (NASDAQ: QK) is a leading technology-driven long-term apartment rental platform in China. The Company offers young, emerging urban residents conveniently-located, ready-to-move-in, and affordable branded apartments as well as facilitates a variety of value-added services. Q&K signs long-term leases with individual landlords in different locations in relatively inexpensive yet convenient locations and manages them centrally, leveraging its advanced IT and mobile technologies. Technology is the core of Q&K’s business and is applied to every step of its operational process from apartment sourcing, renovation, and tenant acquisition, to property management. The focus on technology enables Q&K to operate a large, dispersed, and fast-growing portfolio of apartments with high operational efficiency and deliver a superior user experience.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company and its subsidiaries’ (collectively, the “Group”) operations and business outlook contain forward-looking statements. Such statements involve certain risks, uncertainties and other factors that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the Group’s ability to access financing on favorable terms in a timely manner and maintain and expand its cooperation with financial institutions; the Group’s ability to expand into new markets; the Group’s ability to manage its growth; the Group’s ability to integrate strategic investments, acquisitions and new business initiatives; the Group’s ability to control the quality of its operations, including the operation of the rental apartments managed by its own apartment managers or by third-party contractors; the Group’s ability to attract and retain tenants and landlords, including tenants and landlords from its acquired lease contracts; the Group’s ability to manage its brand and reputation; the Group’s goal and strategies; the Group’s limited operating history; the Group’s ability to achieve or maintain profitability or continue as a going concern in the future; the Group’s ability to compete effectively; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Group’s filings with the U.S. Securities and Exchange Commission. Except as required by law, the Group does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Q&K

E-mail: ir@qk365.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com